Filed Pursuant to Rule 433
Dated December 10, 2007
Registration Statement No. 333-132041

3M Company

Medium Term Notes, Series E

$500mm 4.65% Notes Due 2012

Summary of Terms

Issuer:	3M Company
Expected Ratings:	Aa1 / AA (Moody’s / S&P)
Trade Date:	December 10, 2007
Settlement Date:	December 14, 2007 (T+4)
Maturity:	December 15, 2012
Security Description:	SEC Registered 5yr Fixed Rate Notes
Total Principal Amount:	$500,000,000
Coupon:	4.65% per annum
Spread:	T+ 113 bps
Price / Yield:	99.925% / 4.667%
UST Spot:	3.537%
Coupon Payment:	Pays Semi-Annually on the 15th day of June & December, beginning June 15, 2008
Basis:	30 / 360
Gross Proceeds:	$499,625,000
Bookrunner:	Goldman, Sachs & Co.
Comanagers:	None
CUSIP:	88579EAD7
Minimum Denominations:	$2000 by $1000
Redemption:	Not redeemable

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.